UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER AND REPUBLIC SIGN AN AGREEMENT FOR NEARLY US$ 1.0 BILLION

The biggest E-Jets customer chooses to increase its fleet with another 24 EMBRAER 190s

São José dos Campos, July 21, 2010 – Embraer and Republic Airlines, the largest E-Jets operator in the world, signed a Letter of Intent (LOI) for the sale of 24 EMBRAER 190 jets, today, at the 47th Farnborough International Airshow, in England. The total value of the agreement, at list price, is US$ 960 million, based on January 2010 economic conditions.

“It is a great honor to announce this new agreement for additional EMBRAER 190 jets. We have a long and successful partnership with Republic Airlines. They already operate all three models of our ERJ 145 jets family, as well as the EMBRAER 170, EMBRAER 175 and EMBRAER 190,” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “This is further proof of the flexibility and convenience the E-Jets bring to airlines. The four aircraft models share more than 86% commonality, which means reduced training and maintenance costs, while keeping the same comfortable cabin and modern systems.”

The Company’s relationship with Republic dates back to 1999, when Chautauqua Airlines, also a subsidiary of Republic Airways Holdings, took delivery of its first ERJ 145 for the US Airways Express operation. Chautauqua Airlines currently operates the three models of the ERJ 145 family – the ERJ 135, the ERJ 140 and the ERJ 145 – totaling 78 aircraft, under the colors of American Connection, Continental Express, Delta Connection, Frontier Airlines, Midwest Airlines, and US Airways Express. Republic Airways Holdings, which owns six airlines, operates a total number of 223 Embraer jets.

“It is my distinct pleasure to announce a further expansion of our partnership with Embraer,” said Bryan Bedford, CEO of Republic Airways Holdings. “This new agreement confirms our commitment to the E-Jet family. We chose them again because passenger comfort, mission performance, especially in hot and high markets like Denver (DEN), and compelling economics are hallmarks of the E-Jets product line. We will start to take delivery of six EMBRAER 190 jets in mid 2011 and we also have flexibility through conversion rights to the EMBRAER 195 in a 116 seat single class configuration with our stretch seating interior.”

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

The U.S.-based company currently has 145 E-Jets in its fleet (76 EMBRAER 170s, 54 EMBRAER 175s, and 15 EMBRAER 190s), operating under the colors of Delta Connection, Frontier Airlines, Midwest Airlines, United Express, and US Airways Express. The first delivery of the new EMBRAER 190s is scheduled for the first half of 2011.

About Republic Airways Holdings

Republic Airways Holdings, based in Indianapolis, Indiana, U.S., is an airline holding company that owns Chautauqua Airlines, Frontier Airlines, Lynx Aviation, Midwest Airlines, Republic Airlines, and Shuttle America. These airlines offer scheduled passenger service on approximately 1,600 flights, daily, to 123 cities in 44 states, Canada, Costa Rica, and Mexico, under branded operations with Frontier and Midwest, and through fixed-fee airline service agreements with five major U.S. airlines. The fixed-fee flights are operated under an airline partner brand, such as American Connection, Continental Express, Delta Connection, United Express, and US Airways Express. The airlines belonging to the group currently employ approximately 11,000 aviation professionals and operate 282 regional jets. For more information, visit www.rjet.com.

About the EMBRAER 170/190 E-Jets family

The EMBRAER 170/190 family of E-Jets consists of four commercial jets with 70 to 122 seats, featuring advanced engineering design, efficient performance, outstanding operating economics, low emission levels and a spacious cabin without middle seats.

The E-Jets have a maximum cruising speed of Mach 0.82, can fly at 41,000 feet (12,497 meters) and have ranges of up to 2,400 nautical miles (4,448 km). The high degree of commonality among the four aircraft – EMBRAER 170, EMBRAER 175, EMBRAER 190 and EMBRAER 195 – results in exceptional savings for carriers, in terms of crew training and costs of spare parts and maintenance. Another key feature of the E-Jets is the state-of-the- art, fly-by-wire technology, which increases operating safety, while reducing pilot workload and fuel consumption.

The double-bubble fuselage design provides superior comfort and includes two main passenger entrances and two service doors, thus minimizing aircraft turn-around time. The E-Jets offer much more space for passengers, in a single or dual-class layout, than other aircraft with similar seating capacities. For more details, visit www.EmbraerCommercialJets.com.

The E-Jets have achieved outstanding success, with nearly 900 firm orders logged and over 650 jets in operation, worldwide. They have accumulated more than 3.7 million flight hours and transported 200 million passengers. This proven family is helping airlines to rightsize low load factor narrowbody routes, to replace older, inefficient aircraft, and to develop new markets with lower operating costs, greater efficiency, and outstanding passenger comfort.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

To better understand the benefits of these aircraft, when substituting older jets, visit www.eforefficiency.com.

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On June 30, 2010, Embraer had a workforce of 16,781 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 15.2 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO